Exhibit 12

Cigna Corporation

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,

(Dollars in millions)	2017	2016
Income before income taxes	$2,848	$2,374
Adjustments:
Loss from equity investees, net of distributions	2	28
Loss attributable to noncontrolling interests	6	16
Income before income taxes, as adjusted	$2,856	$2,418
Fixed charges included in income:
Interest expense	$183	$188
Interest portion of rental expense	39	37
Interest credited to contractholders	2	1
Total fixed charges included in income	$224	$226
Income available for fixed charges	$3,080	$2,644
RATIO OF EARNINGS TO FIXED CHARGES:	13.8	11.7